UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 26, 2015

Commission File Number : 000-30354

HONG KONG TELEVISION NETWORK LIMITED

(Translation of registrant’s name into English)

13th Floor

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒  Form 20-F ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Hong Kong Television Network Limited (the “Company”) is furnishing under cover of Form 6-K a statement dated March 26, 2015 relating to the Announcement of Annual Results for the sixteen months ended 31 December 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONG KONG TELEVISION NETWORK LIMITED

By:	/s/ Wong Nga Lai, Alice
	Name:	Wong Nga Lai, Alice
	Title:	Executive Director,
Chief Financial Officer and
Company Secretary

Dated: March 26, 2015

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNUAL RESULTS

FOR THE SIXTEEN MONTHS ENDED 31 DECEMBER 2014

HIGHLIGHTS

•	On 29 August 2014, the Board resolved to change the financial year end date of the Company from 31 August to 31 December. As a result, this announcement covered the sixteen months ended 31 December 2014 instead of the usual twelve months results. The corresponding comparative figures shown covered the twelve months period from 1 September 2012 to 31 August 2013.

•	Maintain strong balance sheet position with investment in available-for-sale securities of HK$1,784.4 million (31 August 2013: HK$1,961.6 million), cash at bank and in hand of HK$819.2 million (31 August 2013: HK$347.8 million), term deposits of Nil (31 August 2013: HK$342.7 million), net of bank loans of HK$802.2 million (31 August 2013: HK$531.9 million), totalling of HK$1,801.4 million (31 August 2013: HK$2,120.2 million).

•	Turnover of HK$23.0 million for the sixteen months ended 31 December 2014 (twelve months ended 31 August 2013: HK$7.8 million), mainly contributed by the grand launch of HKTV Mall – OTT platform on 19 November 2014.

•	Incurred loss of HK$237.0 million for the sixteen months ended 31 December 2014 (twelve months ended 31 August 2013: HK$40.3 million), the increase in loss was mainly attributed to:

1.	Incurred loss of HK$73.9 million for the additional four months period from 1 September 2014 to 31 December 2014 due to change of year end date;

2.	Decrease in valuation gain for investment properties of HK$39.5 million;

3.	Impairment loss and write off of HK$32.0 million in relation to certain Multimedia Business assets;

4.	For the twelve months ended 31 August 2014, other operating expenses increased HK$44.1 million mainly due to increase in uncapitalised production talent costs, increase in write off of artiste prepayments and provision for committed artiste payments, decrease in capitalisation of depreciation to programme costs due to programme production slow down and suspension, increase in workforce to scale up HKTV Mall operations and additional amortisation arose from the mobile TV spectrum obtained through the acquisition of Hong Kong Mobile Television Network Limited; and

5.	Partially net off by increase in other income (net) of HK$18.7 million to HK$147.6 million (twelve months ended 31 August 2013: HK$128.9 million) mainly as a result of increase in investment return, additional four months effect, net of decrease in net exchange gain mainly arose from depreciation of Renminbi.

•	As at the date of this announcement, HKTV Mall has captured over 333 domestic and international brands for the online shopping platform.

•	For the period from 16 February 2015 to 15 March 2015, collectively and on aggregate basis of using different devices, approximately 988,000 Users watched our TV programmes (“TV Programme Platform”), and over 1,137,000 Users browsed and/or shopped in our online shopping mall (“Online Shopping Platform”). (Note 1)

Note 1

Details of the information on Users are as below:

	16 February 2015 to 15 March 2015
	Online Shopping	TV Programme
User (’000)	Platform	Platform

Web Users	567	270
Android Users	368	295
iPad Users	94	116
iPhone Users	108	106
Android TV Box Users	N/A	103
Smart TV Users	N/A	98

Total	1,137	988

The information stated above is extracted from Google Analytics and rounded to the nearest thousand. The computation method and basis of which have not been verified. The data could be overlapping (a) between TV Programme Platform and Online Shopping Platform if the same user is watching our TV programmes and browsing the online shopping mall at the same time; (b) between different type of devices among TV Programme Platform and among Online Shopping Platform if the same user using more than one devices for watching TV programmes and/or browsing our Online Shopping Platform at the same time; (c) or the same user using HKTV Mall app to browse the HKTV Mall web-page. The information for the same period can be changed at different point of time when capturing the data as Google Analytics performs the analysis on sampling basis. According to Google Analytics, the definition of “User” is “Users that have had at least one session within the selected date range, which includes both new and returning users.” The above data are unaudited and are not indicative of the Company’s business performance, financial condition or growth prospect. Readers should not place reliance on these data.

The Board of Directors (the “Board” or the “Directors”) of Hong Kong Television Network Limited (the “HKTV” or the “Company”) hereby announce the audited consolidated results of the Company and its subsidiaries (collectively referred to as the “Group”) for the sixteen months ended 31 December 2014.

CONSOLIDATED INCOME STATEMENT

FOR THE SIXTEEN MONTHS ENDED 31 DECEMBER 2014

		Sixteen months ended 31 December		Four months ended 31 December		Twelve months ended 31 August
	Note	2014		2014		2014		2013
		HK$’000		HK$’000		HK$’000		HK$’000
				(Unaudited)		(Unaudited)

Turnover	4		23,027		21,636		1,391		7,802
Cost of sales	5		(27,767)		(27,207)		(560)		(15,706)
Valuation gains on investment properties			3,900		2,100		1,800		43,400
Other operating expenses	6(a)		(343,799)		(98,218)		(245,581)		(201,514)
Other income, net	6(b)		147,609		29,907		117,702		128,909
Finance costs, net	6(c)		(7,767)		(2,016)		(5,751)		(4,860)
Impairment losses/write off of assets	7		(32,000)		—		(32,000)		—

Loss before taxation			(236,797)		(73,798)		(162,999)		(41,969)

Income tax (expense)/credit	8		(205)		(60)		(145)		1,659

Loss for the period			(237,002)		(73,858)		(163,144)		(40,310)

Basic and diluted loss per ordinary share (in HK cents)	11	HK	(29.3) cents	HK	(9.1) cents	HK	(20.2) cents	HK	(5.0) cents

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE SIXTEEN MONTHS ENDED 31 DECEMBER 2014

	Note	Sixteen months ended 31 December 2014 HK$’000	Four months ended 31 December 2014 HK$’000	Twelve months ended 31 August
				2014 HK$’000	2013 HK$’000
			(Unaudited)	(Unaudited)

Loss for the period		(237,002)	(73,858)	(163,144)	(40,310)

Other comprehensive income	10

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of financial statements of an overseas subsidiary		1	1	—	—
Available-for-sale securities: net movement in fair value reserve		41,540	(38,277)	79,817	(71,109)

Other comprehensive income for the period		41,541	(38,276)	79,817	(71,109)

Total comprehensive income for the period		(195,461)	(112,134)	(83,327)	(111,419)

CONSOLIDATED BALANCE SHEET

AS AT 31 DECEMBER 2014

	Note	31 December 2014 HK$’000	31 August 2014 HK$’000	31 August 2013 HK$’000
		(Unaudited)

Non-current assets

Fixed assets		550,159	519,820	531,277
Intangible assets		391,198	395,328	291,366
Long term receivable and prepayment		285	44	133
Other financial assets	12	1,490,420	1,633,396	1,620,277

		2,432,062	2,548,588	2,443,053

Current assets

Accounts receivable	13	7,688	370	1,325
Other receivables, deposits and prepayments		40,752	50,202	66,688
Programme costs		344,088	363,323	289,781
Inventories		718	357	357
Other current financial assets	12	293,943	257,152	341,337
Term deposits		—	573,043	342,657
Cash at bank and in hand		819,186	305,221	347,849

		1,506,375	1,549,668	1,389,994

Current liabilities

Accounts payable	14	4,504	4,087	4,074
Other payables and accrued charges		73,876	59,921	38,600
Deposits received		1,905	1,905	1,905
Bank loans		802,165	862,941	531,883
Tax payable		—	285	395
Derivative financial instrument		—	1,340	—
Current portion – obligations under finance leases		—	—	90

		882,450	930,479	576,947

Net current assets		623,925	619,189	813,047

Total assets less current liabilities		3,055,987	3,167,777	3,256,100

	Note	31 December 2014 HK$’000	31 August 2014 HK$’000	31 August 2013 HK$’000
		(Unaudited)
Non-current liabilities

Deferred tax liabilities		826	482	227
Derivative financial instrument		—	—	5,181
Obligations under finance leases		—	—	70

		826	482	5,478

NET ASSETS		3,055,161	3,167,295	3,250,622

Capital and reserves	15

Share capital: nominal value		—	—	80,902
Other statutory capital reserves		—	—	1,188,012

Share capital and other statutory reserves		1,268,914	1,268,914	1,268,914
Other reserves		1,786,247	1,898,381	1,981,708

TOTAL EQUITY		3,055,161	3,167,295	3,250,622

Notes:

1	CHANGE OF FINANCIAL YEAR END DATE

Pursuant to a resolution of the Board dated 29 August 2014, the Company’s financial year end date has been changed from 31 August to 31 December in order to unify the financial year end dates of the Company and its subsidiaries and align with the business cycle of the Group’s potential customers in the e-commerce retail industry and the multimedia advertising industry. Accordingly, the accompanying consolidated financial statements for the current financial period cover a period of sixteen months from 1 September 2013 to 31 December 2014. The comparative figures presented for the consolidated income statement, consolidated statement of changes in equity and related notes cover the financial year from 1 September 2012 to 31 August 2013 (“Fiscal 2013”). As the Fiscal 2013 figures are not directly comparable with those of current financial period, financial information for the twelve months ended 31 August 2014 and the four months ended 31 December 2014 (“Supplementary financial information”), prepared in accordance with International Financial Reporting Standards and Hong Kong Financial Reporting Standards, has been disclosed to enhance comparability. The Supplementary financial information has not been audited.

2.	BASIS OF PREPARATION

The annual results set out in the announcement are extracted from the Group’s consolidated financial statements for such period which have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations issued by the IASB. As Hong Kong Financial Reporting Standards (“HKFRSs”), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) and accounting principles generally accepted in Hong Kong, are derived from and consistent with IFRSs, the Group’s consolidated financial statements also comply with HKFRSs. The Group’s consolidated financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the requirements of the Hong Kong Companies Ordinance which for this financial period and the comparative period continue to be those of the predecessor Hong Kong Companies Ordinance (Cap. 32), in accordance with transitional and saving arrangements for Part 9 of the new Hong Kong Companies Ordinance (Cap. 622), “Accounts and Audit”, which are set out in sections 76 to 87 of Schedule 11 to that ordinance.

The measurement basis used in the preparation of the financial statements is the historical cost basis except that investments in available-for-sale securities, investment properties and certain financial assets are stated at their fair values or amortised costs.

The preparation of financial statements in conformity with IFRSs and HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The IASB/HKICPA has issued a number of amendments and new standards which are not yet effective for the sixteen months ended 31 December 2014 and which have not been adopted in the Group’s financial statements. These include the following which may be relevant to the Group.

Effective for accounting periods beginning on or after

Amendments to IFRS/HKFRS 10, Consolidated financial statements, IFRS/HKFRS 12, Disclosure of interests in other entities and IAS/HKAS 27, Separate financial statements – Investment in entities	1 January 2014

Amendments to IAS/HKAS 32, Financial instruments: Presentation – Offsetting financial assets and financial liabilities	1 January 2014

Amendments to IAS/HKAS 36, Impairment of assets – Recoverable amount disclosures for non-financial assets	1 January 2014

Annual improvements to IFRSs/HKFRSs 2010-2012 cycle	1 July 2014

Annual improvements to IFRSs/HKFRSs 2011-2013 cycle	1 July 2014

Amendments to IAS/HKAS 16, Property, plant and equipment and IAS/HKAS 38, Intangible assets – Clarification of acceptable methods of depreciation and amortisation	1 January 2016

IFRS/HKFRS 15, Revenue from contract with customers	1 January 2017

IFRS/HKFRS 9, Financial instruments	1 January 2018

The Group is in the process of making an assessment of what the impact of these amendments and new standards is expected to be in the period of initial application. So far the Group is not yet in a position to state whether they would have a significant impact on the Group’s results of operations and financial position.

In addition, the requirements of Part 9, “Accounts and Audit”, of the new Hong Kong Companies Ordinance (Cap. 622) come into operation from the Company’s first financial year commencing after 3 March 2014 (i.e. the Company’s financial year which began on 1 January 2015) in accordance with section 358 of that Ordinance. The Group is in the process of making an assessment of the expected impact of the changes in the Companies Ordinance on the consolidated financial statements in the period of initial application of Part 9. So far it has concluded that the impact is unlikely to be significant and will primarily only affect the presentation and disclosure of information in the consolidated financial statements.

3.	SIGNIFICANT ACCOUNTING POLICIES

The IASB has issued a number of new IFRSs, that are first effective for the current accounting period of the Group. The equivalent amendments to HKFRSs, consequently issued by the HKICPA as a result of these developments have the same effective date as those issued by the IASB and are in all material aspects identical to the pronouncements issued by the IASB. Of these, the following developments are relevant to the Group’s financial statements:

•	IFRS/HKFRS 13, Fair value measurement

•	Amendments to IFRS/HKFRS 7, Financial Instruments: Disclosures – Offsetting financial assets and financial liabilities

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

IFRS/HKFRS 13, Fair value measurement

IFRS/HKFRS 13 replaces existing guidance in individual IFRSs/HKFRSs with a single source of fair value measurement guidance. IFRS/HKFRS 13 also contains extensive disclosure requirements about fair value measurements for both financial instruments and non-financial instruments. The adoption of IFRS/ HKFRS 13 does not have any material impact on the fair value measurements of the Group’s assets and liabilities.

Amendments to IFRS/HKFRS 7, Financial Instruments: Disclosures – Offsetting financial assets and financial liabilities

The amendments introduce new disclosures in respect of offsetting financial assets and financial liabilities. Those new disclosures are required for all recognised financial instruments that are set off in accordance with IAS/HKAS 32, Financial instruments: Presentation and those that are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments and transactions, irrespective of whether the financial instruments are set off in accordance with IAS/HKAS 32.

The adoption of the amendments does not have an impact on the Group’s financial statements because the Group has not offset financial instruments, nor has it entered into any master netting arrangement or similar agreement which is subject to the disclosure requirements of IFRS/HKFRS 7.

4.	TURNOVER AND SEGMENT INFORMATION

Turnover

The Group is principally engaged in the provision of multimedia business, including but not limited to the offer of free TV programming through Over-The-Top (“OTT”) platform, multimedia and drama productions, contents distribution, online shopping mall operation and other related services (“Multimedia Business”).

The amount of each significant category of revenue recognised in turnover during the period is as follows:

	Sixteen months ended 31 December 2014 HK$’000	Four months ended 31 December 2014 HK$’000	Twelve months ended 31 August
			2014 HK$’000	2013 HK$’000
		(Unaudited)	(Unaudited)

Licensing of programme rights and net advertising income	20,612	20,542	70	6,745
Artiste management services	924	318	606	277
Others (note)	1,491	776	715	780

	23,027	21,636	1,391	7,802

Note: Others include income from programme production and e-commerce income.

Segment information

In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker for purposes of resource allocation and performance assessment, the Group has only identified one business segment i.e. Multimedia Business. In addition, the majority of the Group’s operations are conducted in Hong Kong and majority of the assets are located in Hong Kong. Accordingly, no operating or geographical segment information is presented.

5.	COST OF SALES

Cost of sales mainly include programme costs charged to the profit or loss over the showing period and talent costs and other production costs which are directly attributable to the revenue generated from licensing of programme rights, programme production and provision of artiste management services.

6.	LOSS BEFORE TAXATION

Loss before taxation is arrived at after charging/crediting the following:

(a)	Other operating expenses

	Sixteen months ended 31 December 2014 HK$’000	Four months ended 31 December 2014 HK$’000	Twelve months ended 31 August
			2014 HK$’000	2013 HK$’000
		(Unaudited)	(Unaudited)

Depreciation	37,773	10,188	27,585	26,622
Less: Depreciation capitalised as programme costs	(3,403)	(508)	(2,895)	(7,515)

	34,370	9,680	24,690	19,107

Advertising and marketing expenses	10,070	9,231	839	8,595
Auditors’ remuneration	2,395	1,331	1,064	1,500
Operating lease charges in respect of:
– land and buildings	11,652	4,414	7,238	4,796
– equipments	1,701	1,074	627	—
Loss/(gain) on disposal of fixed assets	208	(3)	211	263
Talent costs (note 6(d))	146,502	40,688	105,814	84,303
Amortisation of intangible assets	40,067	10,992	29,075	20,360
Impairment of accounts receivable	—	—	—	100
Write off of artiste prepayments	28,328	3,353	24,975	16,852
Provision for committed artiste payments	6,003	(4,860)	10,863	—
Others	62,503	22,318	40,185	45,638

	343,799	98,218	245,581	201,514

(b)	Other income, net

	Sixteen months ended 31 December 2014 HK$’000	Four months ended 31 December 2014 HK$’000	Twelve months ended 31 August
			2014 HK$’000	2013 HK$’000
		(Unaudited)	(Unaudited)

Bank interest income	23,017	5,292	17,725	27,051
Dividend income from available-for-sale equity securities	1,825	336	1,489	895
Interest income from available-for-sale debt securities	120,353	29,407	90,946	61,406
Gain on disposal of available-for-sale securities	4,946	504	4,442	4,508
Rentals from investment properties	15,306	3,809	11,497	11,765
Net exchange (loss)/gain	(18,425)	(9,469)	(8,956)	23,007
Others	587	28	559	277

	147,609	29,907	117,702	128,909

(c)	Finance costs, net

	Sixteen months ended 31 December 2014 HK$’000	Four months ended 31 December 2014 HK$’000	Twelve months ended 31 August
			2014 HK$’000	2013 HK$’000
		(Unaudited)	(Unaudited)

Interest element of finance leases	3	—	3	9
Interest on bank loans	7,169	1,952	5,217	2,530
Change in fair value of derivative financial instrument	(5,181)	(1,340)	(3,841)	(4,482)
Other borrowing costs	5,598	1,343	4,255	4,653
Bank charges	178	61	117	2,150

	7,767	2,016	5,751	4,860

(d)	Talent costs

	Sixteen months ended 31 December 2014 HK$’000	Four months ended 31 December 2014 HK$’000	Twelve months ended 31 August
			2014 HK$’000	2013 HK$’000
		(Unaudited)	(Unaudited)

Wages and salaries	200,103	43,494	156,609	208,264
Retirement benefit costs – defined contribution plans	9,004	1,866	7,138	9,876

	209,107	45,360	163,747	218,140

Less: Talent costs capitalised as programme costs	(62,605)	(4,672)	(57,933)	(121,207)
Talent costs included in cost of sales	—	—	—	(12,630)

Talent costs included in other operating expenses	146,502	40,688	105,814	84,303

Talent costs include all compensation and benefits paid to and accrued for all individuals employed by the Group, including Directors.

7	IMPAIRMENT LOSSES/WRITE OFF OF ASSETS

The Group’s Multimedia Business comprised of two cash generating units (“CGU”), namely “Media”, which operates the multimedia and drama production and contents distribution business, and “E-commerce”, which operates the online shopping business of the Group.

The Group recognised impairment loss on fixed assets, intangible assets and programme costs and wrote off certain construction in progress with an aggregated amount of HK$32,000,000 during the sixteen months ended 31 December 2014.

The Group has identified indications of impairment of its Media CGU assets, primarily as a result of the uncertainty in the legal and technical feasibility in the provision of mobile television services. The recoverable amounts of these assets, which include primarily programme costs and certain fixed assets and intangible assets, were assessed based on their value in use at the Media CGU level as well as the Group’s Multimedia Business as a whole, and determined by discounting the estimated cashflows to be generated from the use of these assets at pre-tax discount rates of 13.40% at the Media CGU level and 15.25% at the overall Multimedia Business level. Key assumptions used in the estimation of value in use included discount rate, projected revenue of the Media CGU and projected revenue of E-commerce CGU.

8.	INCOME TAX (EXPENSE)/CREDIT

The provision for Hong Kong Profits Tax for the period is calculated at 16.5% (16.5% for the four months ended 31 December 2014, twelve months ended 31 August 2014 and 2013) of the estimated assessable profits for the period.

The amount of income tax (expense)/credit in the consolidated income statement represents:

	Sixteen months ended 31 December	Four months ended 31 December	Twelve months ended 31 August
	2014	2014	2014	2013
	HK$’000	HK$’000	HK$’000	HK$’000
		(Unaudited)	(Unaudited)

Current taxation

Hong Kong
– Provision for the year	—	—	—	—
– Over-provision in respect of prior year	394	284	110	540

Deferred taxation

Origination and reversal of temporary differences	(599)	(344)	(255)	1,119

	(205)	(60)	(145)	1,659

9.	DIVIDENDS

(a)	Dividends payable to equity shareholders of the Company attributable to the sixteen months ended 31 December 2014

The Board has resolved not to declare any final dividend for the sixteen months ended 31 December 2014 (Twelve months ended 31 August 2013: Nil).

(b)	Dividends attributable to the previous financial year, approved and paid during the twelve months ended 31 August 2013

According to the Annual General Meeting on 31 December 2012, it was approved that the final dividend for the year ended 31 August 2012 was HK15 cents per ordinary share. The dividend of HK$121,352,000 was paid on 24 January 2013.

10.	OTHER COMPREHENSIVE INCOME

(a)	Tax effects relating to each component of other comprehensive income

	Before-tax amount HK$’000	Tax expense HK$’000	Net-of-tax amount HK$’000

Sixteen months ended 31 December 2014

Exchange difference on translation of financial statements of an overseas subsidiary	1	—	1

Available-for-sale securities: net movement in fair value reserve	41,540	—	41,540

Other comprehensive income	41,541	—	41,541

Four months ended 31 December 2014 (Unaudited)

Exchange difference on translation of financial statements of an overseas subsidiary	1	—	1

Available-for-sale securities: net movement in fair value reserve	(38,277)	—	(38,277)

Other comprehensive income	(38,276)	—	(38,276)

Twelve months ended 31 August 2014 (Unaudited)

Exchange difference on translation of financial statements of an overseas subsidiary	—	—	—

Available-for-sale securities: net movement in fair value reserve	79,817	—	79,817

Other comprehensive income	79,817	—	79,817

	Before-tax amount	Tax expense	Net-of-tax amount
	HK$’000	HK$’000	HK$’000

Twelve months ended 31 August 2013

Exchange difference on translation of financial statements of an overseas subsidiary	—	—	—

Available-for-sale securities: net movement in fair value reserve	(71,109)	—	(71,109)

Other comprehensive income	(71,109)	—	(71,109)

(b)	Components of other comprehensive income, including reclassification adjustments

	Sixteen months ended 31 December	Four months ended 31 December	Twelve months ended 31 August
	2014	2014	2014	2013
	HK$’000	HK$’000	HK$’000	HK$’000
		(Unaudited)	(Unaudited)

Available-for-sale securities: net movement in fair value reserve
– Changes in fair value recognised during the period	46,486	(37,773)	84,259	(66,601)
– Reclassified to profit or loss upon disposal	(4,946)	(504)	(4,442)	(4,508)

	41,540	(38,277)	79,817	(71,109)

11.	LOSS PER SHARE

The calculation of basic loss per share for the sixteen months ended 31 December 2014, four months ended 31 December 2014, twelve months ended 31 August 2014 and 2013 are based on the loss for the respective periods and the weighted average of 809,017,000 ordinary shares in issue.

The diluted loss per share for the sixteen months ended 31 December 2014, four months ended 31 December 2014, twelve months ended 31 August 2014 and 2013 are the same as the basic loss per share as no potential ordinary share were outstanding during the respective periods.

12	OTHER FINANCIAL ASSETS

	31 December 2014	31 August 2014	31 August 2013
	HK$’000	HK$’000	HK$’000
		(Unaudited)

Available-for-sale debt securities
– Maturity dates within 1 year	293,943	257,152	341,337
– Maturity dates over 1 year	1,450,267	1,593,674	1,581,553

	1,744,210	1,850,826	1,922,890

Available-for-sale equity securities
– Listed	29,090	27,697	27,724
– Unlisted	11,063	12,025	11,000

	40,153	39,722	38,724

	1,784,363	1,890,548	1,961,614

The available-for-sale securities were carried at fair value as at 31 December 2014, 31 August 2014 and 31 August 2013. The fair value was based on quoted market prices.

13.	ACCOUNTS RECEIVABLE

The aging analysis of the accounts receivable is as follows:

	31 December 2014	31 August 2014	31 August 2013
	HK$’000	HK$’000	HK$’000
		(Unaudited)

Current–30 days	7,036	326	743
31–60 days	460	3	554
61–90 days	12	8	—
Over 90 days	280	133	128

	7,788	470	1,425
Less: Allowance for doubtful debts	(100)	(100)	(100)

	7,688	370	1,325

The majority of the Group’s accounts receivable are due within 30 days from the date of billings. Customers with receivable that are more than three months overdue are requested to settle all outstanding balance before further credit is granted.

14.	ACCOUNTS PAYABLE

The aging analysis of the accounts payable is as follows:

	31 December 2014	31 August 2014	31 August 2013
	HK$’000	HK$’000	HK$’000
		(Unaudited)

Current–30 days	2,155	830	1,147
31–60 days	85	130	140
61–90 days	67	99	119
Over 90 days	2,197	3,028	2,668

	4,504	4,087	4,074

15.	CAPITAL AND RESERVES

		Attributable to equity shareholders of the Company
	Note	Share capital	Share premium	Capital redemption reserve	Retained profits	Revaluation reserve	Fair value reserve	Exchange reserve	Other reserve	Total
		HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

At 1 September 2013		80,902	1,188,005	7	1,889,487	165,156	(71,109)	—	(1,826)	3,250,622

Loss for the period		—	—	—	(163,144)	—	—	—	—	(163,144)
Other comprehensive income	10	—	—	—	—	—	79,817	—	—	79,817

Total comprehensive income for the period		—	—	—	(163,144)	—	79,817	—	—	(83,327)

Transition to no-par value regime on 3 March 2014		1,188,012	(1,188,005)	(7)	—	—	—	—	—	—
Revaluation reserve realised upon disposal of an investment property		—	—	—	5,397	(5,397)	—	—	—	—

At 31 August 2014/1 September 2014 (Unaudited)		1,268,914	—	—	1,731,740	159,759	8,708	—	(1,826)	3,167,295

Loss for the period		—	—	—	(73,858)	—	—	—	—	(73,858)
Other comprehensive income	10	—	—	—	—	—	(38,277)	1	—	(38,276)

Total comprehensive income for the period		—	—	—	(73,858)	—	(38,277)	1	—	(112,134)

At 31 December 2014		1,268,914	—	—	1,657,882	159,759	(29,569)	1	(1,826)	3,055,161

		Attributable to equity shareholders of the Company
	Note	Share capital	Share premium	Capital redemption reserve	Retained profits	Revaluation reserve	Fair value reserve	Other reserve	Total
		HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

At 1 September 2012		80,902	1,188,005	7	2,051,149	165,156	—	(1,826)	3,483,393

Loss for the year		—	—	—	(40,310)	—	—	—	(40,310)
Other comprehensive income	10	—	—	—	—	—	(71,109)	—	(71,109)

Total comprehensive income for the period		—	—	—	(40,310)	—	(71,109)	—	(111,419)
Final dividend paid in respect of previous period	9(b)	—	—	—	(121,352)	—	—	—	(121,352)

At 31 August 2013		80,902	1,188,005	7	1,889,487	165,156	(71,109)	(1,826)	3,250,622

16.	ACQUISITION OF A SUBSIDIARY

On 20 December 2013, the Company completed the acquisition of Hong Kong Mobile Television Network Limited (“HKMTV”, formerly known as China Mobile Hong Kong Corporation Limited) at an aggregate of cash consideration and related transaction costs of HK$157,539,000. This transaction has been accounted for as an acquisition of assets and the Company recorded intangible assets of HK$146,591,000, fixed assets of HK$13,645,000 and other payables of HK$2,697,000, as at the date of acquisition.

BUSINESS REVIEW

Last sixteen months ended 31 December 2014 has brought HKTV from the darkness to the light of a new era on “Shoppertainment”. As summarised in the first interim report for the period ended 28 February 2014 and in the second interim report for the period ended 31 August 2014, after the happening of certain incidents which has hindered the development of the original free TV services and subsequently on mobile TV services, HKTV has refined its business plan to firstly focus on the development of its OTT and online shopping business.

On 19 November 2014, HKTV officially announced the grand launch of the HKTV Mall – a platform integrates entertainment and one-stop online shopping and delivery to people in Hong Kong. This platform can be reached through multiple Internet-connected devices, such as smart phones running on Android, iOS and Windows, tablet computers, personal computers, smart TV sets, Android TV boxes and game consoles.

On the grand launch, carries the spirit of “Always Something New”, HKTV’s self-produced drama series and variety and infotainment programmes are made available to Hong Kong people to watch either on live streaming or through video-on-demand (“VOD”). We make available fresh programmes (including self-produced drama series or variety and infotainment programme, shopping programme named “Shopping Hero” and purchased drama series and animation mainly from Japan and Korea) daily.

To determine which dramas would be broadcast first on its grand launch, HKTV has released trailer clips of 17 drama series and invited the public to vote for their choices. Finally, starring Liu Kai Chi and Lee Sinje, “The Election” with story structured around the 2022 Chief Executive of Hong Kong Special Administrative Region election, won. This drama series won great audience acclaim in particular on its contemporary storyline about the Hong Kong politics and its production quality such as the movie-like real set shooting.

A long awaited drama series – “The Borderline” with its initial episode being first released in YouTube in June 2013 has garnered great reception from the public and made it came in the second place in the voting event, became another programme broadcast for the grand launch. This police/undercover drama series was casted by the esteemed veteran actors, Lam Kar Wah Dominic and Liu Kai Chi.

Another controversial drama series “To be or Not to be” was broadcast after “The Borderline” in mid-December 2014 featuring the story of two Hakka sisters starred by Cheung Ho Yee Maggie and Liew Mei Kwan Prudence, their separation in China and reunion in Hong Kong has reflected the profound relationship between the two places in the past decades. This drama series was quickly became the talk of the town.

On infotainment programmes, HKTV has brought different reality and challenges in life to viewers in Hong Kong. “The Challenge” production crew together with our artistes – Chou Tsun Wai Lawrence, Ai Wai and Lau Yuk Chui and the UK experts first brought our viewers to the challenge of getting through the world’s largest cave “Hang Son Doong” in Vietnam. HKTV is Hong Kong’s first production crew after National Geographic Channel of United States, Japan Broadcasting Corporation and TV TOKYO Corporation, for an expedition to a remote part of Central Vietnam to conquer the world’s biggest cave. After Hang Son Doong, in 2015, HKTV will continue to bring you different challenges including conquering an active volcano in Vanuatu and catching tornado for 168 hours in the United States.

Another heart-touching infotainment programme started broadcasting in 2014 was “Gone with the Wind” – our production crew travelled to France, Burma, Afghanistan, Libyan and Fukushima Prefecture of Japan searching the impactful and life-changing stories, including meeting “Thich Nhat Hanh”, a spiritual leader influencing more than one hundred million people in the world, visiting the military camps in Afghanistan to unmask the real face of war and Fukushima of Japan to understand why volunteers from Hong Kong are willing to stay under nuclear radiation threat, etc.

Along the programme content broadcasting, HKTV also started to earn its TV advertising revenue by introducing six major innovative advertising packages and plans to the advertisers and agencies, namely, Title Sponsorship, Fixed Program Spot Buy Package, Fixed In- Program Logo Package, Frequency Spot Buy Package, Guarantee View Buy Package and Bidding. Apart from these, HKTV also provided a platform for advertisement production and product placement by integration – this is an innovative advertising trend which cannot be neglected. The Borderline was one of the very first Hong Kong drama series integrated with product placement by extending the context of a particular scene with a brand-name product as props rather than just hovering in the background. This product placement extension was extraordinary well received by the market which has brought in the second product placement advertisement including the production in the form of “side story” to another headline drama series – “The Election”.

In general, since the grand launch, HKTV received a wide spectrum of advertisements broadcast through live streaming and VOD, covering different sectors, including skin care products, health products, jewellery, personal loan and insurance companies, online travel, telecommunications service, online games, food and beverages, electronic appliances, oil and gas, apparels, dental care, restaurant operations, etc.

During the period under review, the Group entered into several content licensing arrangements with third parties for international programme content distribution. HKTV has brought majority of its self-produced drama and infotainment programmes through video portal or TV stations to overseas audience such as Malaysia, Singapore, Australia and New Zealand, etc.

Apart from our programme content, HKTV Mall has another distinguishing feature – a 24- hour online shopping platform with end-to-end delivery to customers. It has captured over 333 domestic and international brands offering variety of products including fashion, jewellery, beauty and health, babies and motherhood, food and beverage, electronics, sports and outdoor, household and pets care, that serves every aspect of your lives. In particular, HKTV Mall offers direct products delivery, including but not limited to fashion, fresh seasonal fruits, cosmetics and skin care, local snacks, etc. from Japan and Korea to enrich our users’ living and online shopping experience. Furthermore, HKTV Mall is not only delivering goods and services to the customers, we are also delivering a delightful personal experience from our own customer services team and logistics team. In order to offer a better user interface and customer experience before its formal launch, on 17 December 2014, HKTV Mall commenced its trial run on the online shopping and end-to-end delivery services with full launch targeting in early 2015. To stimulate purchases through our HKTV Mall, from Monday to Friday, we produce fresh shopping programmes – “Shopping Hero” to have a detailed introduction and demonstration of products provided in the HKTV Mall, occasionally, we used “Flash Sales” campaign for certain special promotional offers during the programme hour to push for instant purchases. To encourage recurring purchase, HKTV mall introduced a “Mall Dollar Cash Rebate Programme” – for every purchase and upon transaction completion (after delivery and expiry of return period, if any), HKTV Mall customers are entitled to at least 3% Mall Dollar Cash Rebate on the billed amount which can be used for purchase in the next six months.

Apart from operating HKTV Mall, the Group continues its business on artiste management services and independent content production. In the meantime, the Group’s original business model on free TV services and subsequently on mobile TV services were suspended with progress updated as below:

1.	On free TV services, the Chief Executive in Council on 15 October 2013 announced its decision against HKTV’s application for a domestic free television programme service licence in Hong Kong (“free TV licence”) made in December 2009. On 6 January 2014, the Company filed an application for leave to apply for judicial review in respect of this decision. The substantive hearing was conducted on 27 to 29 August 2014 and the judgement was reserved to be handed down.

2.	On mobile TV services, unfavourable reply was received from the Office of the Communications Authority (the “OFCA”) particularly on adopting different transmission standards for mobile TV broadcasting purpose while at the same time without breaching the Broadcasting Ordinance. Subsequent discussions with OFCA were still unable to resolve the issue. On 11 April 2014, the Company and HKMTV filed an application for leave to apply for judicial review in respect of the decision of the OFCA that HKMTV would not be entitled to commence operations if HKMTV adopted the Digital Terrestrial Multimedia Broadcast (“DTMB”) transmission standard for its proposed mobile television service unless a domestic television programme service licence issued under the Broadcasting Ordinance was first obtained by HKMTV. The High Court granted HKMTV leave to apply for judicial review on 20 May 2014. The substantive hearing was conducted on 26 and 27 November 2014 and the judgement was reserved to be handed down.

3.	On 11 April 2014, the Company submitted a new application for a free TV licence to the Communications Authority as the Company does not wish to give up considering the use of other transmission standards for broadcasting purpose. The application is being processed by the Communications Authority.

As a result of the above incidents, the Company has streamlined the scale of its workforce in creative and production to match the business needs and suspended the filming of new television programmes, while the work force for HKTV Mall has expanded to in line with the business development.

FINANCIAL REVIEW

On 29 August 2014, the Company announced to change its financial year end date from 31 August to 31 December so as to unify the financial year end dates of the Group and to bring the Group to in line with the business cycle of its potential clients in the e-commerce retail industry and the multimedia advertising industry. As a result of this, the annual results covered the sixteen months ended 31 December 2014, instead of the usual twelve months results. The corresponding comparative amounts shown covered twelve months period from 1 September 2012 to 31 August 2013, and therefore are not directly comparable with the amounts shown for the current period.

The Group mainly operates its Multimedia Business including the OTT platform and e-commerce online shopping and delivery services, and corporate functions.

The Group incurred an operating loss of HK$237.0 million for the sixteen months ended 31 December 2014, an increase of HK$196.7 million from HK$40.3 million for the twelve months ended 31 August 2013 which partially can be explained by the additional four months net operating losses of HK$73.9 million incurred during the current period.

On turnover, the Group has HK$23.0 million (twelve months ended 31 August 2013: HK$7.8 million) for the sixteen months ended 31 December 2014 mainly included income from programme content broadcasting and licensing, content production, provision of artiste management services and e-commerce related income. The increase of HK$15.2 million was mainly due to the launch of HKTV Mall on 19 November 2014 for recognising the programme content broadcasting and licensing income, which was partially net off by the expiry of the news content licence agreement with our discontinued operations since 1 September 2013.

Cost of sales of HK$27.8 million (twelve months ended 31 August 2013: HK$15.7 million) mainly included programme costs charged to the profit and loss over the showing period and talent and other production costs for content production for third party customers. The increase of HK$12.1 million was mainly due to the showing of programme contents during the period net of the decrease due to the expiry of the licence agreement for distributing news content since 1 September 2013.

Valuation gains on investment properties was decreased by HK$39.5 million to HK$3.9 million for the sixteen months ended 31 December 2014 based on the valuation carried out by an independent firm of surveyors.

Other operating expenses increased by HK$142.3 million to HK$343.8 million for the sixteen months ended 31 December 2014 mainly due to the following:

1.	Uncapitalised talent costs increased by HK$62.2 million as a result of the additional four-month expenses of HK$40.7 million incurred for the current period, increase in workforce to scale up HKTV Mall operations and the reduction in capitalisation due to the programme production slow down and suspension, partially net off by the saving in talent costs resulted from the redundancy made in October 2013 and April 2014;

2.	Amortisation of intangible assets and uncapitalised deprecation of fixed assets increased by HK$19.7 million and HK$15.3 million respectively due to the additional four- month expenses of HK$11.0 million and HK$9.7 million incurred for the current period respectively, the additional amortisation arose from the spectrum obtained through acquisition of HKMTV, the decrease in depreciation capitalisation as a result of the programme production slow down and suspension; and

3.	Increase in write off of artiste prepayments and provision for committed artiste payments of HK$17.5 million due to the under-utilisation during the period, and provision made for onerous commitments which do not expect to be utilised because of programme production slow down and suspension.

Other income, net of HK$147.6 million was earned during the sixteen months ended 31 December 2014 (twelve months ended 31 August 2013: HK$128.9 million), mainly composed of investment income generated from available-for-sale securities, bank interest income, rental income from investment properties and net exchange loss. The increase of HK$18.7 million was mainly due to increase in investment return by HK$56.3 million (included the additional four months investment return of HK$35.5 million in the current period) and additional four months’ rental from investment properties of HK$3.8 million, which were partially net off by decrease in exchange gain by HK$41.4 million mainly caused by depreciation of Renminbi (included the additional four months net exchange loss of HK$9.5 million in the current period).

Finance costs, net increased by HK$2.9 million mainly due to increase in interest on bank loans of HK$4.6 million for investment yield enhancement purpose (included additional four months interest on banks loans of HK$2.0 million in the current period), partially reduced by decrease in bank charges of HK$2.0 million.

The Group has impairment losses on and write-off of certain multimedia business related assets of HK$32.0 million for the sixteen months ended 31 December 2014 (twelve months ended 31 August 2013: Nil) in the profit and loss.

As of 31 December 2014, the Group had remaining programme costs of HK$350.0 million, before impairment losses of HK$5.9 million as of 31 December 2014, an net increase of HK$60.2 million from HK$289.8 million as at 31 August 2013. The net increase represented additional capitalised talent costs and production overheads directly attributable to drama and variety and infotainment programme production and certain purchased contents, net of programme costs charged to profit and loss over the showing period.

LIQUIDITY AND CAPITAL RESOURCES

As at 31 December 2014, the Group had total cash position of HK$819.2 million represented cash at bank and in hand (31 August 2013: HK$690.5 million represented term deposits and cash at bank and in hand) and outstanding borrowings of HK$802.2 million (31 August 2013: HK$532.0 million). The increase in total cash position was mainly due to the additional net bank loan of HK$270.3 million drawn for investment yield enhancement purpose, net proceeds from disposal or maturity of available-for-sale securities of HK$203.7 million and net interest received of HK$146.8 million, which was partially off-set by cash outflow of HK$142.3 million for the acquisition of HKMTV and the assets therein, purchases of fixed assets of HK$61.3 million and the utilisation of resources for programme production and other operating costs.

On investment in available-for-sale securities, the Group has invested, at fair value, of HK$1,784.4 million as at 31 December 2014 (as at 31 August 2013: HK$1,961.6 million). The decrease in investment in available-for-sale securities was mainly due to the maturity of certain available-for-sale debt securities closed to the period end pending for reinvestment. There was a HK$41.5 million revaluation gain being recorded in Fair Value Reserve due to mark-to-market valuation as at 31 December 2014 (31 August 2013: a revaluation loss of HK$71.1 million). Among the available-for-sale securities, about 97.7% (as at 31 August 2013: 98.0%) are invested in fixed income products or other debt securities which substantially will be repaid at par upon maturity.

Consistent with the overall treasury objectives and policy, the Group undertakes treasury management activities with respect to its surplus cash assets. The criteria for selection of investments include the relative risk profile involved, the liquidity of an investment, the after tax equivalent yield of an investment and, not speculative in nature. In line with its liquidity objectives, the Group invests mostly in liquid instruments, products or equities, such as investment grade products, constituent stocks of defined world indices or state owned or controlled companies. Investment in fixed income products are structured in different maturity profile to cater for ongoing business development and expansion need, moreover, as and when additional cash is expected to be required to fund the Multimedia Business, the investments can be realised as appropriate.

As at 31 December 2014, the Group has utilised HK$802.2 million (31 August 2013: HK$531.9 million) uncommitted banking facilities mainly for investment purpose, leaving HK$1,508.8 million (31 August 2013: HK$2,011.8 million) uncommitted banking facilities available for future utilisation.

As of 31 December 2014, the Group did not have any obligation under finance lease (31 August 2013: HK$0.2 million). Our total cash and cash equivalents consisted of cash at bank and in hand and term deposits within three months of maturity, if any. There is no pledged bank deposit as at 31 December 2014 and 31 August 2013.

The debt maturity profiles of the Group as of 31 December 2014 and 31 August 2013 were as follows:

	31 December 2014	31 August 2013
	HK$’000	HK$’000

Repayable within one year	802,165	531,973
Repayable in the second year	—	70

Total	802,165	532,043

As at 31 December 2014, our outstanding borrowings bear fixed interest rate and were all denominated in United States dollars. After considering the cash and cash equivalents and term deposits held by the Group, the Group was in a net cash position as of 31 December 2014 and 31 August 2013, no gearing ratio is presented.

For the sixteen months ended 31 December 2014, the Group invested HK$68.7 million on capital expenditure versus HK$37.7 million for the twelve months ended 31 August 2013 mainly for the set-up of the HKTV Mall, including computer system for OTT and online shopping platform, motor vehicles and equipment for logistics function, etc. Moreover, the Group, through its wholly-owned subsidiary, acquired 100% equity interest of HKMTV at a total of HK$157.5 million which mainly comprised of spectrum, facilities and equipment for the provision of broadcast-type mobile television services in Hong Kong on 20 December 2013, nevertheless, its service launch was suspended due to the dispute on the transmission standard for mobile TV services. For upcoming capital expenditure requirements for the Multimedia Business, we will remain cautious and it is expected to be funded by internal resources retained from the consideration received from the disposal of Telecom Business during FY2012, and banking facilities within the Group. Overall, the Group’s financial position remains sound for continuous business expansion.

Charge on Group Assets

As of 31 December 2014, the Group’s bank loans of HK$802.2 million (31 August 2013: HK$531.9 million) were secured by an equivalent amount of available-for-sale securities held by various banks.

Exchange Rates

All the Group’s monetary assets and liabilities are primarily denominated in Hong Kong dollars, United States dollars or Renminbi. Given the exchange rate of the Hong Kong dollar to the United States dollar has remained close to the current pegged rate of HKD7.80 = USD1.00 since 1983, management does not expect significant foreign exchange gains or losses between the two currencies.

The Group is also exposed to a certain amount of exchange rate risk, due to the fluctuations between the Hong Kong dollars and the Renminbi arising from its investments mainly in Renminbi fixed income products or term deposits. In order to limit this exchange rate risk, the Group closely monitors Renminbi exposure to an acceptable level by buying or selling foreign currencies at spot rates where necessary.

Contingent Liabilities

As of 31 December 2014 and 31 August 2013, the Group had no material contingent liabilities or off-balance-sheet obligations.

PROSPECTS

While we finally had the grand launch of the OTT service on 19 November 2014, overwhelming support was received from the public of Hong Kong at the outset, the programme playout was getting smooth and the programme viewership was getting stabilised over time. As we mentioned in our previous reports, we embrace the value of innovation and creativity on programme production, we trust the variety of drama series and infotainment programmes we broadcast so far, have fully reflected our belief. In the past four months since the grand launch, we noticed that not all our programme contents were well received by the mass, the encouraging notes as well as the improvement comments from viewers on the programme content and programme quality are much valuable to us to refine our future direction on programme production. Subject to the continuous feedback from viewers and the development and results of the judicial reviews on free TV license application and mobile TV services, and the new application for free TV license, the Company may adjust its content direction and pace and shall re-assess the resumption of the content production accordingly. Moreover, we shall continue to explore co-operation opportunities with different platforms to extend the reach of HKTV’s high quality contents to people in Hong Kong. From 16 March 2015 onward, our viewers can through PlayStation® 4 to enjoy our content programmes via live cast channel while VOD service will be available in mid-April 2015 through automatic app upgrade.

On online shopping platform, after the trial run started from 17 December 2014 which helped us to fine-tune the system, operation and logistic flow, the HKTV Mall has formally launched on 2 February 2015 with the mission of “We Sell Whatever You Can Imagine” and targeting to be a large scale online shopping mall in Hong Kong. To celebrate the grand opening and encourage the first purchases on our platform, HKTV Mall has ready a total “budget” of over HK$120 million by granting a HK$100 Mall Dollar to the HKTV Mall account of each individual in Hong Kong who had registered as our users and activated on or before 15 February 2015. This Mall Dollars are valid for consumption till 31 March 2015. Going forward, more and more innovative and impulsive marketing and promotional campaign or TV shopping programmes will be launched to “stimulate” recurring purchases in our HKTV Mall.

With the mission of “We Sell Whatever You Can Imagine”, we strike to provide a delightful one-stop shopping experience to all Hong Kong people, from merchant sourcing, order placement, payment collection, local merchants same day/next day product delivery to post- sales customer services, HKTV is going to be your primary point of contact. Going forward, to further enhance the shopping experience of our customers, we shall continue to expand our merchant base locally and internationally, not only on big names and big brands, but also extend our foothold to local brands and designers and overseas hot picks to bring variety and uniqueness to our HKTV Mall. Signifying by extremely wide variety of products, consumers can enjoy shopping at ease as much as they can in HKTV Mall.

Together with our OTT content delivery, viewers can on one hand choose to watch our drama series or infotainment and variety programmes either on VOD or through live cast, at the same time, pick and shop in our online shopping mall on single devices or multiple devices. Creating a new lifestyle and a new way of entertainment for Hong Kong people, are what HKTV lives with. As of the date of this announcement, there were 1.33 million email ID registered as HKTV members who are able to watch our programme content by VOD as well as to enjoy the delightful online shopping experience through our HKTV Mall.

For the period from 16 February 2015 to 15 March 2015, collectively and on aggregate basis, approximately 988,000 Users watched our TV programmes (“TV Programme Platform”), and over 1,137,000 Users browsed and/or shopped in our online shopping mall (“Online Shopping Platform”). (Note 1)

Note 1:

Details of the information on Users are as below:

	16 February 2015 to 15 March 2015
User (’000)	Online Shopping Platform	TV Programme Platform

Web Users	567	270
Android Users	368	295
iPad Users	94	116
iPhone Users	108	106
Android TV Box Users	N/A	103
Smart TV Users	N/A	98

Total	1,137	988

The information stated above is extracted from Google Analytics and rounded to the nearest thousand. The computation method and basis of which have not been verified. The data could be overlapping (a) between TV Programme Platform and Online Shopping Platform if the same user is watching our TV programmes and browsing the online shopping mall at the same time; (b) between different type of devices among TV Programme Platform and among Online Shopping Platform if the same user using more than one devices for watching TV programmes and/or browsing our Online Shopping Platform at the same time; (c) or the same user using HKTV Mall app to browse the HKTV Mall web-page. The information for the same period can be changed at different point of time when capturing the data as Google Analytics performs the analysis on sampling basis. According to Google Analytics, the definition of “User” is “Users that have had at least one session within the selected date range, which includes both new and returning users.” The above data are unaudited and are not indicative of the Company’s business performance, financial condition or growth prospect. Readers should not place reliance on these data.

Further to the development of the above, the Group intends to resume the construction work of the multimedia production and distribution centre in Tseung Kwan O Industrial Estate to support the Group’s business development on Multimedia Business which is subject to the outcome of the judical review cases as mentioned above. We have obtained the approval of extension of time for development of the multimedia production and distribution centre to 28 February 2017.

MATERIAL LITIGATION

On 6 January 2014, the Company filed an application for leave to apply for judicial review against the Chief Executive in Council’s decision as evidenced in a letter dated 15 October 2013 to reject the Company’s application dated 31 December 2009 under the Broadcasting Ordinance for the grant of a domestic free television programme service licence. The application for leave was granted by High Court of the Hong Kong Special Administrative Region on 9 January 2014. The substantive hearing was conducted on 27 to 29 August 2014 and the judgment was reserved to be handed down.

On 11 April 2014, the Company filed an application for leave to apply for judicial review in respect of the Office of Communication Authority’s decision on 11 March 2014 that HKMTV would not be entitled to commence operations if HKMTV adopted the DTMB transmission standard for its proposed mobile television service unless a domestic television programme service licence issued under the Broadcasting Ordinance was first obtained by HKMTV. On 20 May 2014, the High Court granted HKMTV leave to apply for judicial review. The substantive hearing was conducted on 26 and 27 November 2014 and the judgment was reserved to be handed down.

TALENT REMUNERATION

Including the directors of the Company, as at 31 December 2014, the Company had 394 permanent full-time employees versus 527 as of 31 August 2013. The decrease in number of employees was mainly due to the lay-off plan announced on 16 October 2013 and 11 April 2014 due to the scale down on programme production and operation which was partially off- set by the new hiring for the operation of HKTV Mall.

The Company provides remuneration package consisting of basic salary, bonus and other benefits. Bonus payments are discretionary and dependent on both the Company’s and individual performances. The Company also provides comprehensive medical insurance coverage, competitive retirement benefits schemes, staff training programs and operates share option schemes.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Neither the Company nor any of its subsidiaries has purchased, sold nor redeemed any of the Company’s listed securities during the sixteen months ended 31 December 2014.

COMPLIANCE WITH CODE ON CORPORATE GOVERNANCE PRACTICES

Throughout the sixteen months ended 31 December 2014, the Company has complied with the applicable code provisions as set out in the Corporate Governance Code and Corporate Governance Report in Appendix 14 to the Listing Rules.

CODE OF CONDUCT FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) contained in Appendix 10 of the Listing Rules as the code of conduct for securities transactions by Directors of the Company (the “Company Code”).

Having made specific enquiry with the Directors, all of them have confirmed that they have fully complied with the required standard set out in the Model Code and the Company Code throughout the sixteen months ended 31 December 2014.

REVIEW BY AUDIT COMMITTEE

The Audit Committee has reviewed and discussed with the management of the Company the audited financial results for the sixteen months ended 31 December 2014.

The Audit Committee comprises three Independent Non-executive Directors, namely Mr. Lee Hon Ying, John (the Chairman of the Audit Committee), Mr. Peh Jefferson Tun Lu and Mr. Mak Wing Sum, Alvin.

FINAL DIVIDEND

The Board does not recommend the payment of final dividend for the sixteen months ended 31 December 2014 (twelve months ended 31 August 2013: Nil).

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 18 May 2015 to 20 May 2015, both days inclusive, for the purpose of ascertaining shareholders’ entitlement to attend and vote at the Company’s forthcoming annual general meeting (the “AGM”). In order to be eligible to attend and vote at the AGM, all transfer documents accompanied by the relevant share certificates must be lodged for registration with the Company’s Share Registrar, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not later than 4:30 p.m. on 15 May 2015.

AGM

The AGM will be held on 20 May 2015. Notice of the AGM together with the Company’s Annual Report will be published and dispatched in the manner as required by the Listing Rules in due course.

By Order of the Board
Wong Nga Lai, Alice
Executive Director, Chief Financial Officer and Company Secretary

Hong Kong, 26 March 2015

As at the date of this announcement, the Executive Directors are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Ms. To Wai Bing (Chief Executive Officer), Ms. Wong Nga Lai, Alice (Chief Financial Officer); and the Independent Non-executive Directors are Mr. Lee Hon Ying, John, Mr. Peh Jefferson Tun Lu and Mr. Mak Wing Sum, Alvin.

“Where the English and the Chinese texts conflicts, the English text prevails”